                [Logo]           NEW ENGLAND POWER COMPANY

Dear 6% Cumulative Preferred Shareholder:

     Please find enclosed important information pertaining to the following two items:

          (i) a proposed amendment (the Proposed Amendment) to the By-Laws and Articles of Organization (the Provisions) of New England Power Company (the Power Company) which will be considered at a Special Meeting of its shareholders; and

          (ii) an offer by New England Electric System (NEES) to purchase the outstanding shares of the Power Company's 6% Cumulative Preferred Stock.

     We will greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

     We are not asking for your proxy and you are requested not send a proxy. You are entitled, however, to attend and vote at the Special Meeting and to give proxies to others in accordance with applicable law.

     The Proposed Amendment relates to the elimination of the restrictions in the Provisions limiting the ability of the Power Company to incur unsecured indebtedness. Currently, unsecured indebtedness cannot exceed 20% of the Power Company's aggregate of its capital, premium, and secured debt (10% without a vote of the Dividend Series Preferred Stock). As more fully described in the attached materials, in October 1996 the NEES Companies announced their intention to divest their generating business. The decision was due to a combination of factors relating to the restructuring of the electric utility industry. On August 5, 1997, the NEES Companies reached an agreement to sell the non-nuclear generation business to USGen New England, Inc. for approximately $1.65 billion, subject to various adjustments. In order to facilitate this transaction to a competitive electric industry, the Power Company may need -- prior to the completion of the sale of its generating plants -- to buy out existing contracts with independent power producers or to pay the difference between the monies owed to another affiliate and the proceeds from the sale of that affiliate's remaining oil and gas properties. The exact dollar amount of these obligations is not yet determinable, but they may be significant. Given the changing nature of the Power Company, putting in place long-term financial instruments to provide the monies may not be a cost-effective procedure. Therefore, the Power Company believes it must increase its flexibility in meeting its cash needs.

     The Power Company may substantially reduce its capitalization and retire its outstanding General and Refunding Mortgage bonds through call or defeasance. The Power Company anticipates issuing its new long-term debt in the form of debentures, which are unsecured. Absent the Proposed Amendment, these debentures would not be permitted by the Provisions without prior approval by the preferred shareholders. If the Proposed Amendment is adopted, the Power Company will have increased flexibility (i) to choose among different types of debt financing and
(ii) to finance projects using the most cost-effective means. The availability and flexibility of unsecured debt is necessary, in the estimation of NEES and the Power Company, to take full advantage of changing conditions in securities markets.

     Concurrently with the Power Company's proxy solicitation, NEES is offering to purchase the outstanding shares of the Power Company's 6% Cumulative Preferred Stock. The Offer is conditioned upon, among other things, the Proposed Amendment being approved and adopted at the Special Meeting. Instructions for tendering your shares are included with the enclosed material.

     You are cordially invited to attend the Special Meeting which will be held at 25 Research Drive, Westborough, Mass. 05182, on December 12, 1997, at 4:30 p.m., eastern standard time, or any adjournment or postponement of such meeting.

     If you have questions or requests for assistance regarding the Proposed Amendment, the Special Meeting, or NEES's tender offer, please call Georgeson & Company Inc., the Information Agent, at (800) 223-2604 (toll-free) and for banks and brokers (212) 440-9800 (call collect) or Merrill Lynch & Co., the Dealer Manager, at (888) ML4-TNDR ((888) 654-8637 (toll-free)). Requests for additional copies of the Booklet, the Letter of Transmittal, or other tender offer or proxy materials may be directed to the Information Agent and such copies will be furnished promptly at the companies' expense. Preferred Shareholders may also contact their local broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

     Thank you for your continued interest in the Power Company.

                                          Sincerely yours,

                                          Treasurer

                [Logo]           NEW ENGLAND POWER COMPANY

Dear Dividend Series Preferred Stock Shareholder:

     Please find enclosed important information pertaining to the following two items:

          (i) a proposed amendment (the Proposed Amendment) to the By-Laws and Articles of Organization (the Provisions) of New England Power Company (the Power Company) which will be considered at a Special Meeting of its shareholders; and

          (ii) an offer by New England Electric System (NEES) to purchase the outstanding shares of the Power Company's Dividend Series Preferred Stock.

     We will greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

     The Proposed Amendment relates to the elimination of the restrictions in the Provisions limiting the ability of the Power Company to incur unsecured indebtedness. Currently, unsecured indebtedness cannot exceed 20% of the Power Company's aggregate of its capital, premium, and secured debt (10% without a vote of the Dividend Series Preferred Stock). As more fully described in the attached materials, in October 1996 the NEES Companies announced their intention to divest their generating business. The decision was due to a combination of factors relating to the restructuring of the electric utility industry. On August 5, 1997, the NEES Companies reached an agreement to sell the non-nuclear generation business to USGen New England, Inc. for approximately $1.65 billion, subject to various adjustments. In order to facilitate this transaction to a competitive electric industry, the Power Company may need -- prior to the completion of the sale of its generating plants -- to buy out existing contracts with independent power producers or to pay the difference between the monies owed to another affiliate and the proceeds from the sale of that affiliate's remaining oil and gas properties. The exact dollar amount of these obligations is not yet determinable, but they may be significant. Given the changing nature of the Power Company, putting in place long-term financial instruments to provide the monies may not be a cost-effective procedure. Therefore, the Power Company believes it must increase its flexibility in meeting its cash needs.

     The Power Company may substantially reduce its capitalization and retire its outstanding General and Refunding Mortgage bonds through call or defeasance. The Power Company anticipates issuing its new long-term debt in the form of debentures, which are unsecured. Absent the Proposed Amendment, these debentures would not be permitted by the Provisions without prior approval by the preferred shareholders. If the Proposed Amendment is adopted, the Power Company will have increased flexibility (i) to choose among different types of debt financing and
(ii) to finance projects using the most cost-effective means. The availability and flexibility of unsecured debt is necessary, in the estimation of NEES and the Power Company, to take full advantage of changing conditions in securities markets.

     Concurrently with the Power Company's proxy solicitation, NEES is offering to purchase the outstanding shares of the Power Company's Dividend Series Preferred Stock. In order to tender your shares, you must vote for the Proposed Amendment. The Offer is further conditioned upon, among other things, the Proposed Amendment being approved and adopted at the Special Meeting.If you vote for the Proposed Amendment and it passes, you will be entitled to receive a Special Cash Payment in the amount of $1.00 per share for each share that you so vote, provided your shares have not been tendered. Instructions for tendering your shares and information pertaining to the Special Cash Payment are included with the enclosed material.

     The Shares will trade, during the period which begins two days prior to the Record Date and which will end at the close of business on the Expiration Date, in the over-the-counter market under the symbols "NEEAT" for the 4.56% Series, "NEEDT" for the 4.60% Series, "NEEFT" for the 4.64% Series, and "NEEGT" for the 6.08% Series, indicating that such Shares are trading "with proxy." A Dividend Series Preferred Shareholder who acquires Shares during this period must obtain, or have such holder's authorized representative obtain, an assignment of proxy (which is included in the applicable Letter of Transmittal and Proxy) at settlement from the seller. The National Association of Securities Dealers, Inc.
(NASD) and The Depository Trust Company (DTC) have issued notices informing their members and participants that the Shares will trade "with proxy" and that settlement of all trades during the period described above should include an assignment of proxy from the seller.

     It is important to your interests that all shareholders, regardless of the number of shares owned, participate in the affairs of the Company. Even if you plan to attend the Special Meeting, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY, WHICH IS INCLUDED WITH AN ENCLOSED LETTER(S) OF TRANSMITTAL AND PROXY FOR EACH OF THE RESPECTIVE SERIES OF DIVIDEND SERIES PREFERRED STOCK, AND RETURN IT PROMPTLY TO THE DEPOSITARY IN THE ENCLOSED ENVELOPE. By signing and returning your proxy promptly, you are assuring that your shares will be voted.

     You are cordially invited to attend the Special Meeting which will be held at 25 Research Drive, Westborough, Mass., on December 12, 1997, at 4:30 p.m., eastern standard time, or any adjournment or postponement of such meeting.

     If you have questions or requests for assistance regarding the Proposed Amendment, the Special Meeting, or NEES's tender offer, please call Georgeson & Company Inc., the Information Agent, at (800) 223-2064 (toll-free) and for banks and brokers (212) 440-9800 (call collect) or Merrill Lynch & Co., the Dealer Manager, at (888) ML4-TNDR ((888) 654-8637 (toll-free)). Requests for additional copies of the Booklet, the Letter of Transmittal, or other tender offer or proxy materials may be directed to the Information Agent and such copies will be furnished promptly at the companies' expense. Preferred Shareholders may also contact their local broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

     Thank you for your continued interest in the Power Company.

                                          Sincerely yours,

                                          MICHAEL E. JASMISMI

                                          Treasurer

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